SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                                               Commission File Number 1-11965


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:____December 31, 2001 _______________________________

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION

ICG Communications, Inc.
________________________________________________________________________________
Full name of registrant



________________________________________________________________________________
Former name if applicable


161 Inverness Drive West
________________________________________________________________________________
Address of principal executive office (Street and number)


Englewood, CO  80112
________________________________________________________________________________
City, state and zip code



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 14, 2000, ICG and most of its subsidiaries (except for certain non-operating entities), filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code in the Federal Court for the District of Delaware (the "Bankruptcy Court"). The filings were made in order to facilitate the restructuring of the Company's debt, trade liabilities and other obligations. The Company and its filing subsidiaries are currently operating as debtors-in-possession under the supervision of the Bankruptcy Court.

     On December 19, 2001, the Company and its debtor subsidiaries filed a proposed Plan of Reorganization and a Disclosure Statement in the Bankruptcy Court. The Company subsequently filed a First Amended Disclosure Statement on March 1, 2002 and a Second Amended Disclosure Statement on March 26, 2002. A hearing on the adequacy of the Disclosure Statement will be held in the Bankruptcy Court on April 3, 2002 and the Company anticipates that the Plan of Reorganization will be sent to the Company's creditors for a vote shortly thereafter.

     Over the course of the last year, management for the Company, as well as the Company's outside financial advisors and attorneys, have been working on restructuring the Company's balance sheet and emerging from bankruptcy. Management and its advisors have also been pursuing new, post-bankruptcy financing. The Company has recently received non-binding term sheets for new financing which, if consummated, will position the Company to emerge from bankruptcy with a competitive capital structure. (The exit financing, however, is subject to a number of closing conditions and there is no guarantee that the Company will be able to meet these conditions.)

     Because management has been focused on securing the Company's exit from bankruptcy and obtaining new financing, until recently it has not been able to devote appropriate resources to preparing its Form 10K without incurring unreasonable effort and expense. Now that the disclosure statement has been filed with the Bankruptcy Court and the Company has received proposals with respect to new financing, management has focused its efforts on completing the Form 10K. Management believes that it will be able to finish the 10K within the time permitted by Rule 12b-25 and the Company will file its 10K on or before April 15, 2002.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                John V. Colgan                    (303) 414-5343
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

     See Part III for explanation.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      ICG Communications, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 29, 2002                By /s/Richard E. Fish, Jr.
    -------------------            ---------------------------------------------
                                       Richard E. Fish, Jr.
                                       Chief Financial Officer